EXHIBIT 99.1
Amdocs Limited Reports Strong Revenue Growth
Amdocs Reports Record Quarterly Revenue of $774 Million, Exceeding Guidance
Key highlights:
•	Second quarter revenue increased to $774 million, exceeding guidance of $757-$767 million

•	Second quarter diluted non-GAAP EPS, excluding acquisition-related costs and equity-based compensation expense, net of related tax effects, increased to $0.58, in line with guidance of $0.57-$0.59 diluted EPS

•	Diluted GAAP EPS of $0.46 for the quarter

•	Free cash flow of $63 million for the quarter

•	Third quarter fiscal 2008 guidance: Expected revenue of approximately $790-$805 million and diluted non-GAAP EPS of $0.59-$0.61, excluding acquisition-related costs and approximately $0.06-$0.07 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.45-$0.48, without taking into account potential purchase price adjustments relating to the acquisition of Jacobs Rimell in April 2008

•	Updated fiscal 2008 guidance: Expected revenue of approximately $3.09–$3.15 billion and diluted non-GAAP EPS of $2.31-$2.37, excluding acquisition-related costs and approximately $0.21-$0.24 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $1.81-$1.90, without taking into account potential purchase price adjustments relating to the acquisition of Jacobs Rimell in April 2008
St. Louis, MO – April 17, 2008 – Amdocs Limited (NYSE: DOX) today reported that for the quarter ended March 31, 2008, revenue was $774.3 million, an increase of 9.6% from last year’s second quarter. Net income on a non-GAAP basis was $126.6 million, or $0.58 per diluted share (excluding acquisition-related costs, which include amortization of purchased intangible assets, and excluding equity-based compensation expense, net of related tax effects, of $26.8 million), compared to non-GAAP net income of $114.5 million, or $0.52 per diluted share, in the second quarter of fiscal 2007 (excluding acquisition-related costs, which include amortization of purchased intangible assets, in-process research and development write-off and other, and excluding restructuring charges and equity-based compensation expense, net of related tax effects, of $27.3 million). The Company’s GAAP net income was $99.9 million, or $0.46 per diluted share, compared to GAAP net income of $87.2 million, or $0.40 per diluted share, in the second quarter of fiscal 2007. Free cash flow for the quarter was $63.1 million, comprised of cash flow from operations of $97.3 million less $34.2 million in net capital expenditures and other.
“We are pleased to report that we have exceeded our plans for this quarter and for the first half of fiscal 2008,” said Dov Baharav, chief executive officer of Amdocs Management Limited. “Our strong results are driven by an expansion of our managed services business and by expanding our implementations of mission-critical systems in both developed and emerging markets. We recognize that there is uncertainty in the market as economic conditions have become more challenging and we believe that our forecasts for the second half of this fiscal year take this into account. Our customers recognize that Amdocs systems including our new CES 7.5 offering can help them to increase revenue and reduce costs; the result for Amdocs is greater customer commitments and a strong pipeline of potential business. We continue to see demand for projects supporting new initiatives as well as from projects focused more on cost savings, including managed services opportunities, and we look forward to continued growth in the second half of fiscal 2008.”
In the second quarter Amdocs had numerous wins across lines of business and geographies. The Company continued to show progress in the operational support systems (OSS) area by winning a strategic deal with a large North American service provider. In Europe, Amdocs signed an important CRM deal with a large wireless carrier to help them improve their customer experience. The Company had several wins with wireless carriers including a consulting engagement to help a service provider introduce new, innovative offerings. Amdocs won several new deals in emerging markets based on the Amdocs Compact Convergence Suite.
Amdocs is continuing to expand and strengthen its position in the broadband cable and satellite market with several wins and a recent acquisition. In addition to the wins noted above, a large broadband cable operator in North America has chosen Amdocs to provide self-service capabilities including an eBill presentment and payment solution. The Company also won service projects related to requirements scoping, which can be the initial phase of system transformation. Shortly after the end of the quarter, Amdocs announced the acquisition of Jacobs Rimell in order to expand its capabilities in OSS for broadband.
Financial Outlook
Amdocs expects that revenue for the third quarter of fiscal 2008 will be approximately $790-$805 million. Diluted earnings per share on a non-GAAP basis for the third quarter are expected to be $0.59-$0.61, excluding acquisition-related costs and approximately $0.06-$0.07 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.45-$0.48, without taking into account potential purchase price adjustments relating to the acquisition of Jacobs Rimell in April 2008.
Updated fiscal 2008 guidance: Expected revenue of approximately $3.09-$3.15 billion and diluted non-GAAP EPS of $2.31-$2.37, excluding acquisition-related costs and approximately $0.21-$0.24 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $1.81-$1.90, without taking into account potential purchase price adjustments relating to the acquisition of Jacobs Rimell in April 2008.
Amdocs will host a conference call on April 17, 2008 at 5 p.m. Eastern Time to discuss the Company’s second quarter results. The call will be carried live on the Internet via www.InvestorCalendar.com and the Amdocs website, www.amdocs.com.
Non-GAAP Financial Measures
This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:
•	amortization of purchased intangible assets;

•	in-process research and development write-off and other,

•	restructuring charges

•	equity-based compensation expense; and

•	tax effects related to the above.
These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.
Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.
For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets, in-process research and development write-off and other, restructuring charges, equity-based compensation expense, and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.
Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.
About Amdocs
Amdocs is the market leader in customer experience systems innovation, enabling world-leading service providers to deliver an integrated, innovative and the intentional customer experienceTM – at every point of service.  Amdocs provides solutions that deliver customer experience excellence, combining the software, service and expertise to help its customers execute their strategies and achieve service, operational and financial excellence. A global company with revenue of $2.84 billion in fiscal 2007, Amdocs has more than 17,000 employees and serves customers in more than 50 countries around the world. For more information, visit Amdocs at www.amdocs.com.
This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2007 filed on December 3, 2007 and on Form 6-K furnished on February 11, 2008.
Contact:
Thomas G. O’Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com

AMDOCS LIMITED
Consolidated Statements of Income
(in thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2007	2008	2007
Revenue:
License	$32,109	$37,526	$58,326	$69,270
Service	742,172	668,835	1,458,205	1,328,123

	774,281	706,361	1,516,531	1,397,393
Operating expenses:
Cost of license	938	1,016	1,712	2,085
Cost of service	493,956	446,860	964,697	881,981
Research and development	56,088	57,734	112,103	118,202
Selling, general and administrative	98,666	91,280	196,331	180,450
Amortization of purchased intangible assets	21,753	18,912	43,506	36,610
Restructuring charges, in-process research and development and other	—	6,761	—	6,761

	671,401	622,563	1,318,349	1,226,089

Operating income	102,880	83,798	198,182	171,304

Interest income and other, net	8,822	10,899	17,638	22,638

Income before income taxes	111,702	94,697	215,820	193,942

Income taxes	11,843	7,526	20,297	13,429

Net income	$99,859	$87,171	$195,523	$180,513

Basic earnings per share	$0.48	$0.42	$0.94	$0.87

Diluted earnings per share (1)	$0.46	$0.40	$0.89	$0.82

Basic weighted average number of shares outstanding	206,759	207,293	207,437	206,867

Diluted weighted average number of shares outstanding	219,786	222,499	220,912	222,608

(1)	To reflect the impact of assumed conversion of the convertible notes, $985 and $1,970, representing interest expense and amortization of issuance costs, were added back to net income for the three and six months ended March 31, 2008 and 2007, for the purpose of computing diluted earnings per share.

AMDOCS LIMITED
Selected Financial Metrics
(in thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2007	2008	2007
Revenue	$774,281	$706,361	$1,516,531	$1,397,393
Non-GAAP operating income	138,046	121,437	269,317	241,966
Non-GAAP net income	126,647	114,471	249,937	232,587
Non-GAAP diluted earnings per share (1)	$0.58	$0.52	$1.14	$1.05
Diluted weighted average number of shares outstanding	219,786	222,499	220,912	222,608

(1)	To reflect the impact of assumed conversion of the convertible notes, $985 and $1,970, representing interest expense and amortization of issuance costs, were added back to net income for the three and six months ended March 31, 2008 and 2007, for the purpose of computing diluted earnings per share.

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Three months ended
	March 31, 2008
		Reconciliation items
		Amortization
		of purchased	Equity based
		intangible	compensation
	GAAP	assets	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$938	$—	$—	$—	$938
Cost of service	493,956	—	(5,431)	—	488,525
Research and development	56,088	—	(1,146)	—	54,942
Selling, general and administrative	98,666	—	(6,836)	—	91,830
Amortization of purchased intangible assets	21,753	(21,753)	—	—	—

Total operating expenses	671,401	(21,753)	(13,413)	—	636,235

Operating income	102,880	21,753	13,413	—	138,046

Income taxes	11,843	—	—	8,378	20,221

Net income	$99,859	$21,753	$13,413	$(8,378)	$126,647

	Three months ended
	March 31, 2007
		Reconciliation items
			Restructuring
			charges, in-
		Amortization	process
		of purchased	research and	Equity based
		intangible	development	compensation
	GAAP	assets	and other	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$1,016	$—	$—	$—	$—	$1,016
Cost of service	446,860	—	—	(6,005)	—	440,855
Research and development	57,734	—	—	(1,587)	—	56,147
Selling, general and administrative	91,280	—	—	(4,374)	—	86,906
Amortization of purchased intangible assets	18,912	(18,912)	—	—	—	—
Restructuring charges, in-process research and development and other	6,761	—	(6,761)	—	—	—

Total operating expenses	622,563	(18,912)	(6,761)	(11,966)	—	584,924

Operating income	83,798	18,912	6,761	11,966	—	121,437

Income taxes	7,526	—	—	—	10,339	17,865

Net income	$87,171	$18,912	$6,761	$11,966	$(10,339)	$114,471

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(in thousands)

	Six months ended
	March 31, 2008
		Reconciliation items
		Amortization
		of purchased	Equity based
		intangible	compensation
	GAAP	assets	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$1,712	$—	$—	$—	$1,712
Cost of service	964,697	—	(11,713)	—	952,984
Research and development	112,103	—	(2,522)	—	109,581
Selling, general and administrative	196,331	—	(13,394)	—	182,937
Amortization of purchased intangible assets	43,506	(43,506)	—	—	—

Total operating expenses	1,318,349	(43,506)	(27,629)	—	1,247,214

Operating income	198,182	43,506	27,629	—	269,317

Income taxes	20,297	—	—	16,721	37,018

Net income	$195,523	$43,506	$27,629	$(16,721)	$249,937

	Six months ended
	March 31, 2007
		Reconciliation items
			Restructuring
			charges, in-
		Amortization	process
		of purchased	research and	Equity based
		intangible	development	compensation
	GAAP	assets	and other	expense	Tax effect	Non-GAAP

Operating expenses:
Cost of license	$2,085	$—	$—	$—	$—	$2,085
Cost of service	881,981	—	—	(12,327)	—	869,654
Research and development	118,202	—	—	(3,365)	—	114,837
Selling, general and administrative	180,450	—	—	(11,599)	—	168,851
Amortization of purchased intangible assets	36,610	(36,610)	—	—	—	—
Restructuring charges, in-process research and development and other	6,761	—	(6,761)	—	—	—

Total operating expenses	1,226,089	(36,610)	(6,761)	(27,291)	—	1,155,427

Operating income	171,304	36,610	6,761	27,291	—	241,966

Income taxes	13,429	—	—	—	18,588	32,017

Net income	$180,513	$36,610	$6,761	$27,291	$(18,588)	$232,587

AMDOCS LIMITED
Condensed Consolidated Balance Sheets
(in thousands)

	As of
	March 31,	September 30,
	2008	2007
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,181,797	$1,179,280
Accounts receivable, net, including unbilled of $41,300 and $43,870 respectively (*)	568,503	473,847
Deferred income taxes and taxes receivable	108,959	117,623
Prepaid expenses and other current assets	113,463	98,746

Total current assets	1,972,722	1,869,496

Equipment, vehicles and leasehold improvements, net	296,288	283,839
Goodwill and other intangible assets, net	1,772,346	1,792,588
Other noncurrent assets (*)	464,047	399,427

Total assets	$4,505,403	$4,345,350

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accruals	$581,437	$592,937
Short-term portion of capital lease obligations and other financing arrangements	2,178	2,055
Deferred revenue (*)	209,226	174,526
Deferred income taxes and taxes payable	35,882	205,960

Total current liabilities	828,723	975,478
0.50% Convertible notes	450,000	450,000
Noncurrent liabilities and other	502,986	319,629
Shareholders’ equity	2,723,694	2,600,243

Total liabilities and shareholders’ equity	$4,505,403	$4,345,350

(*)	Certain amounts in prior period financial statements have been reclassified to conform to the current period presentation.
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